July 28, 2025

Donghao Yang
Chief Financial Officer
Yatsen Holding Limited
Floor 39, Poly Development Plaza
No. 832 Yue Jiang Zhong Road, Haizhu District
Guangzhou 510335
People   s Republic of China

       Re: Yatsen Holding Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-39703
Dear Donghao Yang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services